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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9

                               (AMENDMENT NO. 1)

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                   ORCHARD SUPPLY HARDWARE STORES CORPORATION
                           (NAME OF SUBJECT COMPANY)

                   ORCHARD SUPPLY HARDWARE STORES CORPORATION
                       (NAME OF PERSON FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   685691107
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               STEPHEN M. HILBERG
                   ORCHARD SUPPLY HARDWARE STORES CORPORATION
                                6450 VIA DEL ORO
                           SAN JOSE, CALIFORNIA 95119
                                 (408) 281-3500
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS
                 ON BEHALF OF THE PERSON FILING THIS STATEMENT)

                                   COPIES TO:

                             RICHARD J. WELCH, ESQ.
                               RIORDAN & MCKINZIE
                             300 SOUTH GRAND AVENUE
                                   29TH FLOOR
                         LOS ANGELES, CALIFORNIA 90071
                                 (213) 629-4824

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ITEM 1. SECURITY AND SUBJECT COMPANY.

  No material change has occurred in the facts set forth in the response to this item of the Initial Filing.

ITEM 2. TENDER OFFER OF THE BIDDER.

  No material change has occurred in the facts set forth in the response to this item of the Initial Filing.

ITEM 3. IDENTITY AND BACKGROUND.

  No material change has occurred in the facts set forth in the response to this item of the Initial Filing.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

  No material change has occurred in the facts set forth in the response to this item of the Initial Filing.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  No material change has occurred in the facts set forth in the response to this item of the Initial Filing.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

  No material change has occurred in the facts set forth in the response to this item of the Initial Filing.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

  No material change has occurred in the facts set forth in the response to this item of the Initial Filing.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

  No material change has occurred in the facts set forth in the response to this item of the Initial Filing.

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ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

  1. Agreement and Plan of Merger, dated August 14, 1996, by and among the Company, the Purchaser and the Parent.*+

  2. Stockholder Tender and Option Agreement, dated August 14, 1996, by and among the Purchaser, the Parent, the Company, FS Equity Partners II, L.P., FS Equity Partners III, L.P. and FS Equity Partners International, L.P.*+

  3. Pages 2 through 11 of the Company's Proxy Statement, dated April 10,
     1996.*+

  4. Press release issued by the Company and the Parent on August 15, 1996.*+

  5. Fairness Opinion of Montgomery, dated August 14, 1996.+

  6. Letter to Stockholders, dated August 21, 1996, from Maynard Jenkins, President and Chief Executive Officer of the Company.+

  7. Letter Agreement, dated August 14, 1996, between the Company and Maynard Jenkins.*+

  8. Confidentiality Agreement, dated May 31, 1996, between the Company and Sears, Roebuck and Co.*+

  9. Form of Letter Agreement between the Company and Holders of Options under the Company's Amended 1989 Nonqualified Stock Option Plan, the Company's 1993 Non-Employee Directors Stock Option Plan, the Company's 1993 Stock Option Plan and the Company's 1996 Non-Employee Directors Stock Option Plan.*+

  10. Notice and Agreement Regarding Conversion and Tender, dated as of August 14, 1996, by and among the Company, the Parent, FS Equity Partners III, L.P., FS Equity Partners International, L.P. and ChaseMellon Shareholder Services, L.L.C.*+

  11. Employment Agreement, dated as of March 22, 1996, by and between the Company and Dale D. Ward.*+

  12. Press release issued by the Company and the Parent on September 9, 1996.*X
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*Not included in copies mailed to stockholders.
+Filed on August 21, 1996 as an exhibit to the Company's Schedule 14D-9. XIncluded in this filing.

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

Dated: September 9, 1996                  Orchard Supply Hardware Stores
                                           Corporation

                                          By __________________________________
                                            /s/ Stephen M. Hilberg
                                            Name: Stephen M. Hilberg
                                            Title: Chief Financial Officer

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                                 EXHIBIT INDEX

  1. Agreement and Plan of Merger, dated August 14, 1996, by and among the Company, the Purchaser and the Parent.*+

  2. Stockholder Tender and Option Agreement, dated August 14, 1996, by and among the Purchaser, the Parent, the Company, FS Equity Partners II, L.P., FS Equity Partners III, L.P. and FS Equity Partners International, L.P.*+

  3. Pages 2 through 11 of the Company's Proxy Statement, dated April 10,
     1996.*+

  4. Press release issued by the Company and the Parent on August 15, 1996.*+

  5. Fairness Opinion of Montgomery, dated August 14, 1996.+

  6. Letter to Stockholders, dated August 21, 1996, from Maynard Jenkins, President and Chief Executive Officer of the Company.+

  7. Letter Agreement, dated August 14, 1996, between the Company and Maynard Jenkins.*+

  8. Confidentiality Agreement, dated May 31, 1996, between the Company and Sears, Roebuck and Co.*+

  9. Form of Letter Agreement between the Company and Holders of Options under the Company's Amended 1989 Nonqualified Stock Option Plan, the Company's 1993 Non-Employee Directors Stock Option Plan, the Company's 1993 Stock Option Plan and the Company's 1996 Non-Employee Directors Stock Option Plan.*+

  10. Notice and Agreement Regarding Conversion and Tender, dated as of August 14, 1996, by and among the Company, the Parent, FS Equity Partners III, L.P., FS Equity Partners International, L.P. and ChaseMellon Shareholder Services, L.L.C.*+

  11. Employment Agreement, dated as of March 22, 1996, by and between the Company and Dale D. Ward.*+

  12. Press release issued by the Company and the Parent on September 9, 1996.*X
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*  Not included in copies mailed to stockholders.
+ Filed on August 21, 1996 as an exhibit to the Company's Schedule 14D-9. X Included in this filing.